CONFIDENTIAL TREATMENT REQUESTED
BY ARUBA NETWORKS, INC.: ARUN-0003
[Wilson Sonsini Goodrich & Rosati letterhead]
March 22, 2007

CERTAIN PORTIONS OF THIS LETTER AND ITS APPENDICES HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.
Via EDGAR and Overnight Delivery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Barbara Jacobs, Assistant Director
Mr. Jay Ingram
Mr. Daniel Lee
Mr. Patrick Gilmore

Re:	Aruba Networks, Inc.
Registration Statement on Form S-1
File No. 333-139419
Initially filed: December 15, 2006
Ladies and Gentlemen:
          On behalf of Aruba Networks, Inc. (“Aruba” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”) received by letter dated March 21, 2007, relating to Aruba’s Registration Statement on Form S-1 (File No. 333-139419) (the “Registration Statement”).
          Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.
          On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 7 to the Registration Statement (“Amendment No. 7”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 7 (against Amendment No. 6 to the Registration

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0003
March 22, 2007
Page 2

Statement filed on March 20, 2007). Amendment No. 7 as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.
          In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 7, as applicable.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Stock-Based Compensation, page 32
1.	Please refer to comment 3 of our letter dated March 16, 2007. We have reviewed your response and it remains unclear why there are such significant differences between the fair value of your common stock as determined by Duff & Phelps and the estimated offering price range of $8 to $10 per share as provided on January 24, 2007 by your underwriters. As previously requested, please reconcile the differences between the fair values as obtained by Duff & Phelps (for each valuation since October 2006) and the estimated offering price range as determined by the underwriters. Also, revise your disclosure to include a discussion of the significant factors contributing to the difference between the fair values as determined by Duff & Phelps and the midpoint of the estimated offering price range.
          We supplementally advise the Staff that the Company’s determination of fair value of its common stock for establishing stock based compensation charges for financial accounting purposes was based upon Duff & Phelps’s contemporaneous valuation analyses that were performed in accordance with the AICPA Practice Aid: Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). Duff & Phelps is an “unrelated valuation specialist” within the meaning of the Practice Aid, and, as the Staff is aware, such contemporaneous valuations performed by an unrelated valuation specialist are the “most reliable and relevant fair value determination” (see Practice Aid at paragraphs 16 and 181). The Practice Aid does not recommend that a fair value determination be necessarily equal to the midpoint of the initial public offering price range, when the Company has obtained the opinion of an unrelated valuation specialist (see Practice Aid at paragraph 182).
          In response to the Staff’s comment, the differences between the fair value of the Company’s common stock as determined by Duff & Phelps versus the estimated initial public offering (“IPO”) price range of $8.00 to $10.00 per share is attributable to the different methodologies employed by Duff & Phelps to calculate the fair value of the Company’s common stock versus the methodology employed by us and the managing underwriters, as shown in the table below:

Contemporaneous Valuation
Factor	IPO Range Analysis	Analysis by Duff & Phelps

Which valuation approaches were used?	• Market comparable	• Income (i.e., discounted cash flows)
• Market comparable
• Prior sale of company stock

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0003
March 22, 2007
Page 3

Contemporaneous Valuation
Factor	IPO Range Analysis	Analysis by Duff & Phelps

Which companies were used in the market comparable approach?	Similar to Duff & Phelps but also included other high-growth technology companies and other companies that are neither in the Company’s industry nor recent IPOs	Network-industry companies and technology companies that recently completed IPO

Were IPO net cash proceeds included in the valuation?	Yes ($82 million)	No

Did valuation apply a marketability discount?	No	Yes (ranging from 3%-7% during fiscal 2007)
          Specifically, and as described in our previous response letter filed on Tuesday, March 20, 2007 (the “Previous Response”), in the valuation reports from January and February 2007, Duff & Phelps applied both the income approach (i.e., discounted cash flows) and the market comparable approach to determine the value of the Company’s common stock. Only a market comparable approach was used in the analysis of the IPO price range. Furthermore, additional comparable companies were considered in determining the IPO price range that were not used in Duff & Phelps’s valuations. For example, Duff & Phelps only used companies that were either (1) in the networking industry or (2) technology companies that had recently completed an initial public offering. While the vast majority of these companies were considered in determining the IPO price range, other high-growth technology companies were also included that Duff & Phelps did not view as relevant comparables for the Company.
          In addition, as described in the Previous Response, the Company revised its financial forecast in the second quarter of fiscal 2007 to show increasing revenue, gross margins and earnings, and related future cash flows, all of which had a significant impact on the fair value contained in Duff & Phelps’s report of January 2007 compared to the fair value contained in Duff & Phelps’s reports of November and December 2006.
          Furthermore, because the determination of the estimated IPO price range assumes the completion of the Company’s initial public offering, the anticipated net offering proceeds of $82 million (including proceeds from the assumed exercise of the underwriters’ option to purchase additional shares) were included in determining the range, while Duff & Phelps’s contemporaneous valuation did not include these proceeds.
          Also, as described in our Previous Response, Duff & Phelps applied a marketability discount, which ranged from 3-7% during fiscal 2007, while the estimated IPO price range determined by the Company in consultation with the underwriters did not, as the determination of the estimated IPO price range necessarily assumes a public trading market for the Company’s common stock.
          The following table represents the Company’s estimated reconciliation between the fair value of the Company’s common stock as determined by Duff & Phelps and the estimated offering price range determined by the Company in consultation with the underwriters on January 24, 2007, based on the factors described above.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0003
March 22, 2007
Page 4

Price Per Share

November 7, 2006 valuation	$4.94

•	Plus anticipated net offering proceeds of $82 million(1)	[***]

•	Plus marketability discount	[***]

•	Plus impact of income approach and prior sale of company stock approach(2)	[***]

•	Plus impact of different approaches and methodologies, including using different companies, in the comparable company approach(3)	[***]

Total:		[***]

November 21, 2006 valuation		$5.12

•	Plus anticipated net offering proceeds of $82 million(1)	[***]

•	Plus marketability discount	[***]

•	Plus impact of income approach and prior sale of company stock approach(2)	[***]

•	Plus impact of different approaches and methodologies, including using different companies, in the comparable company approach(3)	[***]

Total:		[***]

December 13, 2006 valuation		$5.74

•	Plus anticipated net offering proceeds of $82 million(1)	[***]

•	Plus marketability discount	[***]

•	Plus impact of income approach(2)	[***]

•	Plus impact of different approaches and methodologies, including using different companies, in the comparable company approach(3)	[***]

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0003
March 22, 2007
Page 5

Price Per Share

Total:		[***]

January 25, 2007 valuation		$7.21

•	Plus anticipated net offering proceeds of $82 million(1)	[***]

•	Plus marketability discount	[***]

•	Plus impact of income approach(2)	[***]

•	Plus impact of different approaches and methodologies, including using different companies, in the comparable company approach(3)	[***]

Total:		[***]

February 22, 2007 valuation		$7.98

•	Plus anticipated net offering proceeds of $82 million(1)	[***]

•	Plus marketability discount	[***]

•	Plus impact of income approach(2)	[***]

•	Plus impact of using different companies in the comparable company approach(3)	[***]

Total:		[***]

(1)	Assumes the exercise of the underwriters’ option to purchase additional shares. Also, the number of shares outstanding post-IPO was used for purposes of this reconciliation.

(2)	Relative to only using the market comparable approach.

(3)	Assuming comparable companies only used in Duff & Phelps’s or the market comparable valuation analysis used in determining the IPO price range, held constant.
          Based upon the foregoing reconciliation, at the time the Company received the recommendation of the underwriters regarding the preliminary IPO price range on January 24, 2007, the differences highlighted above

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0003
March 22, 2007
Page 6

between the valuation methodologies of Duff & Phelps and those used in determining the IPO price range fully account for the differences in the valuation results. For an explanation of the increase in the Duff & Phelps’s valuation during this period, please see our response to the Staff’s Comment No. 3 in the Previous Response.
2.	We also note in your response that you first had discussions with prospective underwriters in November 2006 about a potential initial public offering in the third quarter of fiscal 2007 and that all of the information regarding the valuation from the prospective underwriters regarding the expectations of the market value of your common stock was provided to Duff & Phelps to incorporate into their valuation. While we note that the prospective underwriters did not provide you with an estimated offering price range at that time, help us understand what the prospective underwriters’ expectations of the market value of your common stock were at that time. Additionally, help us understand what information was provided to Duff & Phelps, including whether any of the information provided was used in the valuations, and what the significant differences in assumptions between the valuations were.
          The Company received preliminary investment banker pitch presentations from various investment banks in November 2006. At that time, the Company had not definitively decided to pursue an initial public offering. During these presentations, the Company received marketing materials, or “pitch books”, from each of the potential underwriters. These presentations included preliminary presentations of conditions in the IPO market, possible dates for a future public offering of the Company and preliminary information indicating a potential range of the future market capitalization values of the Company, as a public company, ranging from [***] to [***] on a fully distributed, post-IPO basis, including receipt by the Company of the net proceeds of the offering (with each bank including a range of valuations, the high- and low-end of which typically spanned several hundred million dollars for each valuation). Again, these valuations assumed an IPO of the Company in the third quarter of fiscal 2007. Furthermore, these valuations were subject to a number of contingencies and variables, including the timing of any potential offering, continued successful execution of the Company’s business plan and the successful completion of financial, accounting and legal due diligence by the investment banks. To be clear, the investment banks had not conducted any substantive due diligence of the Company at the time of these initial presentations. These preliminary value presentations were not appraisals, were not fair value opinions and did not purport to provide a valuation of the Company at the time of such presentations — and moreover, the investment bankers did not represent them to be such.
          As a result, the Company’s management and Board of Directors viewed the pitch books for what they were — marketing materials — rather than rigorous appraisals of the fair value of the Company’s common stock. Accordingly and appropriately, the Company’s management and Board of Directors did not view these presentations as reliable indicators of the then current fair value of the Company; rather, they believed that the valuations of Duff & Phelps, an unrelated valuation specialist engaged by the Company on an ongoing basis for the express purpose of valuing the Company, were the best indicators of the fair market value of the Company and its shares.
          The Company communicated the substance of the investment banks’ presentations to Duff & Phelps shortly after such presentations occurred. However, Duff & Phelps understands that pitch books typically are prepared on a basis that is less rigorous than that used in coming to an expert determination of the present valuation of a company, that the investment banks’ presentations had been prepared without the benefit of the detailed knowledge of the Company that Duff & Phelps had gained during the course of its work with the Company since February 2006, that the presentations only included a comparable company approach to valuation, rather than the multiple approaches used by Duff & Phelps, including an income approach and a prior sales approach, as recommended by the Practice Aid, and that these presentations had in all cases been prepared on the basis of the future value of the Company as a public company. As such, Duff & Phelps has indicated that the information presented by the investment banks was of limited use in valuing the Company on a current basis and did not modify

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0003
March 22, 2007
Page 7

its method of valuing the Company based upon these presentations. However, the more likely it became that the Company would in fact complete its IPO, the more weight Duff & Phelps assigned to the market comparable approach, while, at the same time, applying a lower “lack of marketability” discount than what they applied in their previous valuation analyses (e.g., 15% for valuations through the third fiscal quarter of 2006 to 2% for the most recent valuation dated February 22, 2007). This, among other things, has resulted in the most recent Duff & Phelps’s valuation of $7.98 per share, which is virtually equal to the low end of the estimated offering price range even before such time as the Company has completed its initial public offering. For additional information regarding our reconciliation of the Duff & Phelps’s valuations to the estimated offering price range, please see our response to Staff Comment No. 1.
3.	We note that you granted stock options during January, February and March 2007. Please provide us with the following information in chronological order for stock option grants subsequent to December 11, 2006 through the date of your response:
•	the nature and type of stock option or other equity-related transaction;

•	the date of grant/issuance;

•	the description/name of option or equity holder;

•	the reason for the grant or equity-related issuance;

•	the number of options or equity instruments granted or issued;

•	the exercise price or conversion price;

•	the fair value of underlying shares of common stock;

•	the total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to your financial statement disclosure; and

•	the amount and timing of expense recognition.
Continue to provide us with updates to the requested information for all equity-related transactions subsequent to this request through the effective date of the registration statement.
          In response to this comment, we have updated the table previously provided to the Staff in response to Comment No. 19 submitted with Amendment No. 1. The updated table is attached as Exhibit A hereto.
* * * * *

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0003
March 22, 2007
Page 8

          Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.
          Please direct your questions or comments to David Segre (650/320-4554) or me (650/565-3969). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Mr. Segre at 650/493-6811. Thank you for your assistance.
Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jon C. Avina

Jon C. Avina

cc:	Steffan Tomlinson
Deon Boles
Alexa King
Steven E. Bochner
David J. Segre
William H. Hinman, Jr.

Exhibit A
Information Relating to Stock Option Grants and Other Equity-Related Transactions (Comment 3)
[***]